September 15, 2017

Laura Nicholson

Special Counsel

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549

Re:	To The Stars Academy of Arts and Science Inc.

Amendment No. 1 to

Offering Statement on Form 1-A

Filed September 1, 2017

File No. 024-10728

Dear Ms. Nicholson:

We acknowledge receipt of the comment in your letter of September 13, 2017, which we have set out below, together with our response. The changes noted in response to comments 1 and 2 are reflected in the amended Offering Statement.

Offering Circular

Plan of Distribution, page 44

1.	Please clarify the role of FundAmerica in your offering. In that regard, we note your disclosure that the company will pay to FundAmerica incoming fund transfer fees ranging from $1 to $10 per transaction. However, we also note your disclosure that all subscribers will be instructed by the company or its agents to transfer funds by wire or ACH transfer directly to the escrow account established for this offering or to deliver checks to the order of the escrow agent, which is Prime Trust, LLC.

FundAmerica has informed us that it is a technology services provider to enable crowd-direct securities offerings. FundAmerica is licensing its technology to To The Stars Academy of Arts and Science Inc., which will provide the company with a transaction engine, automated email systems, electronic interfaces to the escrow bank, integration into domestic and international AML resources, and other technology related to the offering. We have revised the disclosure as requested.

KHLK LLP P.O. Box 70743, Washington D.C. 20024

2.	We note your response to prior comment 1, but also note that you have retained at the bottom of page 45 disclosure regarding termination of the offering that is not consistent with your disclosure regarding the minimum offering period. Please advise.

We have revised the disclosure as requested. The escrow agreement has been amended to clarify termination dates.

With regards to our additional telephone conversations, the company intends, in reliance on Rule 253(b), to insert the date of commencement of the offering in a supplement to the offering circular to be filed pursuant to Rule 253(g)(2), upon receiving notice of the qualification date from the Staff.  This is the same process used in the filings with respect to Knightscope, Inc., Keen Home Inc., Blue Marble Energy Corporation, and Legion M Entertainment, Inc., among others.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

KHLK LLP

cc: To The Stars Academy of Arts and Science Inc.

2

KHLK LLP P.O. Box 70743, Washington D.C. 20024